AMENDMENT NO. 2 TO

AMENDED EXPENSE LIMITATION AGREEMENT

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

This Amendment, effective as of May 1, 2023, is to the Amended Expense Limitation Agreement (the “Agreement”) dated May 1, 2007, as amended, by and between Allianz Variable Insurance Products Fund of Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Exhibit A of the Agreement (the “Funds”), and Allianz Investment Management LLC, a Minnesota limited liability company (the “Investment Adviser”).

WHEREAS, the Trust and the Investment Adviser entered into the Agreement in order to limit the expenses of the Funds as set forth in the Agreement;

WHEREAS, the Trust and the Investment Adviser wish to amend Section 2.1 of the Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Section 2.1 of the Agreement is removed and replaced with the following:

REIMBURSEMENT. If in any fiscal year in which the Investment Advisory Agreement is still in effect, the estimated aggregate Fund Operating Expenses for the fiscal year are less than the Operating Expense Limit for a Fund for that year, the Investment Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, for the advisory fees waived and other payments remitted by the Investment Adviser to the Fund pursuant to Section 1 hereof, provided that such reimbursement will not cause the Fund to exceed the lesser of any applicable Operating Expense Limit in effect (i) at the time of the original waiver or payment and (ii) at the time of such reimbursement, as supported by standard accounting practices. The Fund’s ability to reimburse the Investment Adviser in this manner only applies to fees waived or payments made by the Investment Adviser within the three years prior to the date of such reimbursement, calculated monthly from when the waiver or payment was recorded. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Allianz Investment Management LLC		Allianz Variable Insurance Products Fund of Funds Trust

By:	/s/ Brian Muench	By:	/s/ Mike Tanski
	Name: Brian Muench		Name: Michael Tanski
	Title: President		Title: Vice President, Operations